July 1, 2020

Board of Directors

Cannagistics, Inc.

1200 Veterans Highway, Suite 310

Hauppauge, NY 11788

Re:       Cannagistics, Inc. (the “Company”)

Dear Sirs:

Please be advised that I hereby resign as a President/Chief Executive Officer of Cannagastics, Inc., effective the close of business on July 1, 2020. I am remaining as a Director of Cannagistics, Inc.

My resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company’s operations, policies or practices.

Sincerely,

James W. Zimbler